EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of AsiaInfo Holdings, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 8, 2006

CITIC CAPITAL MB INVESTMENT LIMITED

By:	/s/ Chan Kai Kong
Name:	Chan Kai Kong
Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yin Ke
Name:	Yin Ke
Title:	Director